Exhibit 99.1


June 29, 2004



Investment Committee
Celanese Americas Corporation Retirement Savings Plan



Ladies and Gentlemen:


Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the Celanese Americas Corporation Retirement Savings Plan (the "Plan") on or about June 29, 2004, which contains notification of the Plan's inability to file its Form 11-K by June 30, 2004. We have read the Plan's statements contained in Part III therein and we concur that because of the transition from Deutsche Bank Trust Company Americas to State Street Bank and Trust Company, we have been unable to provide a sufficiently detailed and properly reconciled ERISA 5500 report in time for the Plan to file its Form 11-K.

Very truly yours,

/s/ Jeanne Rodriguez

Jeanne Rodriguez
Vice President
State Street Corporation